

Christopher Moore · 3rd

Tinkerer, Innovator, Entrepreneur, Inventor ...Challenges never scared me, closed-minded people scare me!

Lancaster, Pennsylvania Area · 186 connections · **Contact info**

 **Penn State Health M** Hershey Medical Cer

 **Penn State Universit**

Featured



Harmony VAWT (Vertical Axis Wind Turbine) Project - YouTube
YouTube

This playlist is a complete chronicle of our Harmony VAWT project from the beginning up through the...



Harmony Vertical Axis Wind Turbine could b answer to your electric Bill - YouTube
YouTube

Harmony is my VAWT Invention over 8 years ir making... finally Patent Pending so I'm starting

Experience



Programmer Analyst

Penn State Health Milton S. Hershey Medical Center

Aug 2007 – Present · 13 yrs 1 mo

Hershey, PA

Programmer Analyst

Lancaster General Medical Group Inc.

May 2003 – Aug 2007 · 4 yrs 4 mos

Lancaster, Pennsylvania Area

Softwear Engineer Level 5

Siemens Medical

1998 – 2003 · 5 yrs

Malvern, PA

Network Administrator

Delta Health

1995 – 1998 · 3 yrs

Altoona, Pennsylvania Area

Education



Penn State University

Bachelor of Arts (BA), Psychology

1991 – 1995

Donegal High School

1986 – 1990



